SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _________)*

Wix.com Ltd

(Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value

 (Title of Class of Securities)

M98068105

 (CUSIP Number)

Eitan Israeli
Vice President and General Counsel
40 Namal Tel Aviv St.
Tel Aviv 6350671, Israel
+972 (3) 545-4900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. M98068105	Page 2 of 11 Pages

1)	NAME OF REPORTING PERSON Mangrove II Investments S.à r.l.
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Luxembourg
	Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
		8)	Shared Voting Power 8,110,689
		9)	Sole Dispositive Power 0
		10)	Shared Dispositive Power 8,110,689
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,110,689
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11) 22.1%
14)	Type of Reporting Person OO

13D

CUSIP No. M98068105	Page 3 of 11 Pages

1)	NAME OF REPORTING PERSON Mangrove II S.C.A SICAR
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Luxembourg
	Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
		8)	Shared Voting Power 8,110,689
		9)	Sole Dispositive Power 0
		10)	Shared Dispositive Power 8,110,689
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,110,689
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11) 22.1%
14)	Type of Reporting Person PN;HC

13D

CUSIP No. M98068105	Page 4 of 11 Pages

1)	NAME OF REPORTING PERSON Mangrove II Management S.à r.l.
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Luxembourg
	Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
		8)	Shared Voting Power 8,110,689
		9)	Sole Dispositive Power 0
		10)	Shared Dispositive Power 8,110,689
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,110,689
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11) 22.1%
14)	Type of Reporting Person OO

13D

CUSIP No. M98068105	Page 5 of 11 Pages

1)	NAME OF REPORTING PERSON Gerard Lopez
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Spain
	Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
		8)	Shared Voting Power 8,110,689
		9)	Sole Dispositive Power 0
		10)	Shared Dispositive Power 8,110,689
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,110,689
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11) 22.1%
14)	Type of Reporting Person IN

13D

CUSIP No. M98068105	Page 6 of 11 Pages

1)	NAME OF REPORTING PERSON Hans-Jürgen Schmitz
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Germany
	Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
		8)	Shared Voting Power 8,110,689
		9)	Sole Dispositive Power 0
		10)	Shared Dispositive Power 8,110,689
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,110,689
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11) 22.1%
14)	Type of Reporting Person IN

13D

CUSIP No. M98068105	Page 7 of 11 Pages

1)	NAME OF REPORTING PERSON Mark Tluszcz
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization USA
	Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
		8)	Shared Voting Power 8,110,689
		9)	Sole Dispositive Power 0
		10)	Shared Dispositive Power 8,110,689
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,110,689
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11) 22.1%
14)	Type of Reporting Person IN

13D

CUSIP No. M98068105	Page 8 of 11 Pages

Item 1.	Security and Issuer:

This statement relates to the ordinary shares, par value NIS 0.0001 per share (the “Shares”), of Wix.com Ltd (the “Issuer”). The Issuer is located at 40 Namal Tel Aviv St., Tel Aviv, 6350671, Israel.

Item 2.	Identity and Background

(a) This statement is filed by:

(i) Mangrove II Investments S.à.r.l., a Luxembourg private limited liability company, with respect to the Shares directly owned by it;

(ii) Mangrove II S.C.A. SICAR, a Luxembourg partnership limited by shares, which owns Mangrove II Investments S.à.r.l.

(iii) Mangrove II Management S.à.r.l., a Luxembourg private limited liability company which is the general partner of Mangrove II S.C.A. SICAR ;

(iv) Gerard Lopez, as a director of Mangrove II Investment S.à.r.l. and Mangrove II Management S.à.r.l;

(v) Hans-Jürgen Schmitz, as a director of Mangrove II Investments S.à.r.l. and Mangrove II Management S.à.r.l;

(vi) Mark Tluszcz, as a director of Mangrove II Investments S.à.r.l. and Mangrove II Management S.à.r.l

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) For Item 2(a) (i) through (iii), the address of the principal office of each of the Reporting Persons is 20, Boulevard Emmanuel Servais, L-2535 Luxembourg.

For Item 2(a) (iv),through (vi), the address of the principal office of each of the Reporting Persons is 31, Boulevard Joseph II, L-1840 Luxembourg.

(c) The principal business of Mangrove II Investments S.à.r.l. is serving as a private investment entity. It is wholly-owned by Mangrove II S.C.A. SICAR, a venture capital fund. Mangrove II Management S.à.r.l., is the general partner of Mangrove II S.C.A. SICAR. Mr. Lopez, Mr. Schmitz and Mr. Tluszcz are each directors of Mangrove II Investment S.à.r.l. and Mangrove II Management S.à.r.l.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. M98068105	Page 9 of 11 Pages

(f) Mr. Gerard Lopez is a citizen of Spain; Mr. Hans-Jürgen Schmitz is a citizen of Germany and Mr. Mark Tluszcz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were purchased by Mangrove II Investments S.à r.l. using working capital. The aggregate purchase price of the 8,110,689 Shares owned by Mangrove II Investments S.à r.l. was approximately $10,000,000.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment purposes based on the Reporting Persons’ belief that the Shares, when purchased, would increase in value. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,601,064 Shares outstanding, as of October 12, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on November 7, 2013.

	A.	Mangrove II Investments S.à.r.l.

		(a)	As of the close of business on February 24, 2014, Mangrove II Investments S.à.r.l. beneficially owned 8,110,689 Shares.

Percentage: Approximately 22.1%

		(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 8,110,689 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 8,110,689

13D

CUSIP No. M98068105	Page 10 of 11 Pages

	(c)	Mangrove II Investments S.à.r.l. has not entered into any transactions in the Shares during the past 60 days.

B.	Mangrove II S.C.A. SICAR,

	(a)	As of the close of business on February 24, 2014, Mangrove II S.C.A. SICAR may be deemed to beneficially own 8,110,689 Shares. Percentage: Approximately 22.1%

	(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 8,110,689 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 8,110,689

	(c)	Mangrove II S.C.A. SICAR has not entered into any transactions in the Shares during the past 60 days.

C.	Mangrove II Management S.à.r.l.

	(a)	As of the close of business on February 24, 2014, Mangrove II Management S.à.r.l. may be deemed to beneficially own 8,110,689 Shares. Percentage: Approximately 22.1%

	(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 8,110,689 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 8,110,689

	(c)	Mangrove II Management S.à.r.l. has not entered into any transactions in the Shares during the past 60 days.

D.	Gerard Lopez

	(a)	As of the close of business on February 24, 2014, Mr. Lopez may be deemed to beneficially own 8,110,689 Shares. Percentage: Approximately 22.1%

	(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 8,110,689 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 8,110,689

	(c)	Mr. Lopez has not entered into any transactions in the Shares during the past 60 days.

E.	Hans-Jürgen Schmitz

	(a)	As of the close of business on February 24, 2014, Mr. Schmitz may be deemed to beneficially own 8,110,689 Shares. Percentage: Approximately 22.1%

13D

CUSIP No. M98068105	Page 11 of 11 Pages

		(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 8,110,689 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 8,110,689

		(c)	Mr. Schmitz has not entered into any transactions in the Shares during the past 60 days.

	F.	Mark Tluszcz

		(a)	As of the close of business on February 24, 2014, Mr. Tluszcz may be deemed to beneficially own 8,110,689 Shares. Percentage: Approximately 22.1%

		(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 8,110,689 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 8,110,689

		(c)	Mr. Tluszcz has not entered into any transactions in the Shares during the past 60 days.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 24, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as Exhibit A hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A
Joint Filing Agreement by and among Mangrove II Investments S.à.r.l., Mangrove II S.C.A. SICAR, Mangrove II Management S.à.r.l. Gerard Lopez, Hans-Jürgen Schmitz and Mark Tluszcz dated February 24, 2014.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the Reporting Person on whose behalf the undersigned is executing this statement is true, complete and correct.

Dated as of February 24 , 2014	MANGROVE II INVESTMENTS S.À R.L.

	By:	/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz
	Title:	Director

By:	/s/ Gerard Lopez
Gerard Lopez
Title:	Director

MANGROVE II S.C.A. SICAR

By:	MANGROVE II MANAGEMENT S.À.R.L.

/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz
Title:	Director

By:	/s/ Gerard Lopez
Gerard Lopez
Title:	Director

MANGROVE II MANAGEMENT S.À.R.L.

By:	/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz
Title:	Director

By:	/s/ Gerard Lopez
Gerard Lopez
Title:	Director

/s/ Gerard Lopez
Gerard Lopez, Individually

/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz, Individually

/s/ Mark Tluszcz
Mark Tluszcz, Individually

Exhibit A
Agreement of Joint Filing

Pursuant to 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 24 , 2014	MANGROVE II INVESTMENTS S.À R.L.

	By:	/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz
	Title:	Director

By:	/s/ Gerard Lopez
Gerard Lopez
Title:	Director

MANGROVE II S.C.A. SICAR

By:	MANGROVE II MANAGEMENT S.À.R.L.

/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz
Title:	Director

By:	/s/ Gerard Lopez
Gerard Lopez
Title:	Director

MANGROVE II MANAGEMENT S.À.R.L.

By:	/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz
Title:	Director

By:	/s/ Gerard Lopez
Gerard Lopez
Title:	Director

/s/ Gerard Lopez
Gerard Lopez, Individually

/s/ Hans-Jürgen Schmitz
Hans-Jürgen Schmitz, Individually

/s/ Mark Tluszcz
Mark Tluszcz, Individually